SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 29, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————

REUTERS PRELIMINARY RESULTS

PRESENTATION TO ANALYSTS

Tuesday, 8 February 2000

The discussion today may contain forward-looking information on prospects of the company’s performance; actual results could differ materially; you are invited to refer to the cautionary statement section of today’s press release for more information.

Sir Christopher Hogg, Chairman

     In May 1984, the then-Chairman and CEO of Reuters appeared in my office at Courtaulds one morning and asked me to become one of the three non-executive directors appointed to safeguard the interest of the general investors in the company following its flotation. Nothing was further from my mind or inclination than taking a non-executive directorship at all at that stage. I was totally preoccupied with the massive rundown of the UK textile industry and its re-shaping, but within 20 minutes I had fallen in love with Reuters and accepted the offer. Why? Because it absolutely embodied three things which I found deeply attractive: information technology; internationality and integrity. The same thing still holds today and I would also add now, with the benefit of knowledge of the company, a fourth word beginning with ‘i’ – interactivity – which was then, of course a hallmark of the Reuters Dealing Network and which is such a feature now of the Internet era.

     The world has now crossed the watershed between the two centuries, so far without great computer mishap, and for a profoundly computer-based business like Reuters this is even more of a milestone than the smoothness of the transition to European Monetary Union on 1 January 1999. The view opening in front of us is now Internet-dominated and it is good to be able to get to grips with it as a focal priority, having plotted our course towards it for so many years, because we see the Internet as a great and enabling opportunity to capitalise on our strengths. Since the Reuter Monitor Dealing Service was introduced in 1981, we have been using electronics and telecommunications to promote business-to-business e-commerce and to build commercial communities.

     ‘Embracing The Net’ was the slogan on the cover of our 1996 Annual Report, and as the available technology has evolved, so we have monitored its leading edge and gauged our strategy accordingly, always with an eye to helping professionals and markets work better. We can now begin to see how big a difference our embrace of the Internet and its technology will make when backed by the Reuters brand and by the company’s skills, its experience, its market positions and its global reach. Of course this means taking some big steps which will healthily challenge us. The hiving off of our network is one such step; the second is the release of assets and people via public offerings into the greater freedom; but also the greater exposure of independent public quotation. A third step is the “creative destruction” of long-standing parts of our business in pursuit of competitive costs. A fourth step is challenging the skills balance, changing it in order to learn and ride with what markets need.

     What will not change as the pervasive glue of the Reuters Group will be the values which have served us so well for so long in our handling of information, speed, accuracy, security, independence and freedom from bias, and in our promotion of e-commerce and the nurturing of commercial communities, neutrality, integrity and commitment.

Reuters in the Internet age

Peter Job, Chief Executive

This presentation is all about the Internet and what it means for Reuters.

Reuters vision (Slide)

     Our vision is for Reuters to make financial markets really work on the Internet. This may seem a big ambition but the fact is that Reuters is central to the functioning of the financial markets worldwide and this is certainly within our grasp.

Today everybody is articulating their aspirations on the Internet so I will concentrate on what we have actually achieved, what we are actually building on, rather than talking in purely aspirational terms. If you want to implement a vision such as I have just described, you have little hope unless you understand fully what happens when people buy and sell things in financial markets – understand the process in detail.

Electronic trading value chain (Slide)

The first thing is to analyse how that process works and flows through different parts of your customers’ organisations. When you find that out, you have a value chain – pictured here on this slide – and your strategy is to go and occupy that value chain in all its links and to pull your solutions together to give the customer real value.

The value chain is very clear. It starts with things hitting the dealing room – in Reuters alone about 6,000 changes per second now. Somehow or other people are only interested in, say, Spanish stocks and only want 400 changes per second; instantaneously you have to deliver those, without any delay, to the right position. That requires fairly complex software. Then you have to be able to feed directly into spreadsheets to facilitate analysis. Analysis generates the prospect for buying or selling successfully. You adjust your risk positions and at the touch of a button you transact, you clear and you settle.

Reuters is present throughout this value chain. In effect, it is a complete e-commerce strategy already. It is about linking the process of ‘knowing’ to ‘doing’ in a few seconds or, at most, a few minutes.

People very often ask the question of Reuters, as they do of many companies, whether it is a content company or a technology company. If you look at this value chain, the links are all in software; the content flowing down is going through those links. The point is that the question is irrelevant: content and technology are completely indivisible at Reuters, as they have to be in an e-commerce company.

If we have done well with that strategy in financial markets – and that is what we will continue to pursue – how do we get out to more people with the capability that the Internet now gives us? In other words, how do we take this strategy and create from it a much broader application? Do we have an interest in reaching billions? I do not think so. We are not in the entertainment business and intend to keep clear of that. We are potentially in the business of people who are using the Internet with a serious intent; our business is still serious stuff in this company and it is likely to remain so.

Redefining our potential audience (Slide)

We talk about the larger audience. Let us see from this slide how we redefine that. In the first line you will see the professional financial markets, in which we are already well entrenched. We see real revenue growth potential here. Where we are going increasingly is to the next line: there are now some 65 million people who can be considered as targets for buying stocks, making their investments on the Internet. These are the retail financial markets – para-professionals, almost – and they too need information and the ability to transact. Beyond that, on the bottom line of this slide, there are likely to be at least 125 million consumers whom we want to see watching our brand. A great number of them use the Internet not only at home but at work, which in turn creates broad business-to-business opportunities for us in the future. All this shows one thing very clearly: the Internet is changing dramatically the landscape of Reuters potential customer base.

Reuters structure (Slide)

I want to talk about this in three sections. First, the core business which is loosely grouped as financial markets business area, in which we have Reuters Information (RI) and Reuters Trading Systems (RTS), the sister division. After that I want to talk about Instinet and then I want to talk about Reuters Ventures. Just as a reminder, we set up that division to cover our new Internet activities last July and, as we progress, we are rapidly getting a coherent vision of what we want to achieve here and we thought it appropriate to rename this “Reuterspace” : that is its name from today.

Reuters Financial (Slide)

This slide shows the breakdown between RI and RTS and it is a good financial reminder that this is a very good business. We are well into that value chain at the moment and we have excellent opportunities for deepening and extending the offering.

News from Reuters (Slide)

The development of the Internet is getting quickly now to the critical mass which enables us significantly to change the business model. Historically, our business and other businesses have grown up in national markets – national support staff, products localised, pricing geared to national markets – but the one thing about the Internet is that it does not know when it crosses a frontier. It completely demolishes the tyranny of distance and, if you are using the Internet as a distribution vehicle, you no longer need the same infrastructure; it can all become much simpler. The customer can administer himself, can order his products from Reuters by his own terminal access. Of course, all this helps to reduce our administration cost and to lower the cost of ownership of a Reuter product for the customer.

If you can work from a lower cost base in this manner, there is potential for higher margins, but we should not be blind to the fact that the Internet has a tendency to reduce price in general. In our market it is not working that way at the moment but it is prudent to imagine that over time it will, and that some part of the saving at some point will go back to the customer.

The second thing the Internet does for the businesses in Reuters Financial is to enable us to reach many more of the individuals in our current customer base with a lower tier product than we could before. In previous years, these people were virtually unreachable because the cost of reaching them and the price they were prepared to pay for service provision made it uneconomic. They were not a viable market for us. With the Internet and the ubiquitous adoption of common technology, intranet technology, if you give them the right product at the right price, they will take it. This means that we can enter the market at lower price points. Whereas in our traditional business we were offering a national service right up to international service at anything between $200-$1,500 per month, in the lower tier of the market the average can be $100 or less. Unlike some others, we do not go all the way down to zero but it can be cheap. We believe that that market will be worth $1 billion within three years.

This is not the first time I have made reference to this market segment and, indeed, we have been penetrating it quite successfully for some time. However, the question I have often been asked is: “At that price are the margins not reduced or unsustainably low?” The answer is no.

Segment profitability (Slide)

This shows the result of some of our studies on profitability and margin. The high tier products in these studies and the low tier produce the same result. It is worth looking at it like this: for every one terminal that a bank has in the dealing room, there are 200 people outside the dealing room. So there is higher roll-in to be gained from a single sale and, on top of that, the cost of distribution is taken by the bank itself because the material is circulated on the bank’s own intranet. You finish up with a well-informed salesforce facing out to customers at a good margin to us, and a very real price to the customers.

News from Reuters (Slide)

Going back to the high tier part of the market, RI has derived the bulk of its business from dealing rooms. The kind of growth we see there is in the order of 5% – 10% over the next three years. For the moment, I believe our growth will be at the lower end of that spectrum because the mix of our business includes an element of foreign exchange, and that particular market has been slack.

There is pretty good news elsewhere. We have geared very much more heavily in the last few years into equities and you only have to look at what we are doing in places like Japan or the US, where we now have flourishing domestic equity services which compete with come who may. So, provided our products come on well, we can have every confidence that we will be able to shift, over time, to the higher end of that spectrum – and they are coming on well.

3000 Xtra, our premium information product, is impressive and personal to the user in a way that nothing we have done has been before. There are 80,000 positions of 3000 installed on which this premium product can be rolled out – quite swiftly, we believe.

From systems to solutions (Slide)

The other division is Reuters Trading Systems. We have renamed it Reuters Trading Solutions. This is its financial profile. The reason for the renaming is that, if you look right across the world, we believe we are the only organisation which can provide total solutions and support in every place, for our global customers in particular.

We have often discussed in the past the phenomenon of consolidation of the banking sector, the financial sector, and its effect on Reuters. Time and again, I have said what I will say again today, with increasing confidence: of course there is a short-term impact from the merging of dealing rooms but, in the long term, these big organisations resulting from the consolidation are looking for global solutions. These organisations are in the same position as Reuters – the world is moving on for them too and they have to be creative in finding new business models and adapt them to the Internet, and we are there to do that for them. We have all the elements. We have competitors in every segment – usually one, and in the systems business many small ones – but they are different competitors in every segment. Nobody covers the spectrum which a global client requires, in every country, in the manner which Reuters is capable of doing. That is why it is not Systems, but Solutions.

There are two elements to the Trading Solutions Division. One of them is the systems solutions business, and the other is the transactions business. I will start with the Systems Solutions Business. You will remember those 6,000 updates per second, hitting the dealing room, and the instantaneous technology required to put a sub-set of 400 of those in real time in front of the Spanish stocks dealer. That is not a simple proposition, technically. Increasingly, we are looking at enterprise-wide dissemination of information and technology.

We are looking at how a bank or a broker creates an informed sales force, and how that sales force interfaces with its customers. This could apply to a private bank that wants to get to rich individuals. It applies, certainly, to foreign exchange sales desks who want to communicate electronically with their corporate customers. Going around the world during the last nine to 12 months, I have not found a single customer of Reuters who is not primarily pre-occupied with how to solve this sort of problem. It is the latest thing. The retail franchise is now the biggest asset of many people in our business – how to lock it in through technology is a prime, over-riding concern for these organisations. The demand is high, and we are there with a product range to solve it.

It is worth remembering that we have had a big success so far with the float of TIBCO Software Inc. Essentially, we developed that software in the dealing room to solve those kinds of problems, and we have seen the application of it on the Internet. We have seen the application in particular of providing people with do-it-yourself Internet portal kits, which have become very popular. It is worth recalling that we have not parted with the technology in the main company either, and that the software that is driving the value of TIBCO Software Inc. is also available to us in-house to finding solutions to the critical issues that are faced by our biggest customers.

Last year the sales window for many systems was pretty small. We have taken it for granted now, but the euro was the big disruption at the beginning of the year. There is no question that the Millennium was the significant disruption at the end of the year, so our business has suffered. However, I regard that as a temporary phenomenon and it is reasonable to suppose that we can anticipate annual growth of double digits for this line of business over the next three to five years.

Transactions FX (Slide)

The other part of RTS is of course transactions. People are well aware that the foreign exchange markets have been weak. This slide indicates that the worst may be over. Even so, this is not a buoyant line of business. What I would like to stress is that it is an extremely valuable and profitable business for Reuters. We care deeply about it and it will not just go away. The Dealing 3000 product is a step change in product terms. It aims to show our customers that we are increasing value all the time, and that we are doing so without increasing the price. When you compare Dealing 3000 with Dealing 2000-1 you will see why we feel quite confident that we can lock in value from this product line successfully over the next few years.

Management and organisation (Slide)

It is not enough only to look at the technical impact of the Internet on the product line. There is also a good deal to be said about management and organisation. This new business model basically not only requires a shift in what we provide to the customer and how we provide it; it requires the management to look at the business in a different way and to organise itself differently to carry out its intentions and strategy. We are currently in the process of reducing the layers of management in the company to match the simplicity at which we are aiming in the structure of the product.

To go back a bit, the first reorganisation step was to translate the traditional organisation of the company from a geographic basis to a divisional basis. We had two divisions from the beginning of last year which distributed their products through national structures. Collectively they were called the Global Sales Organisation. We are now ready to go on to the next stage, which is to integrate the activity of the Global Sales Organisation and the divisions to give us much better visibility of our two business segments within the Reuters Financial business area.

We are also introducing value-based management (VBM) techniques which we resolved upon when we carried out the reorganisation last year. We trialled the techniques with Instinet in the course of last year and now we are taking it across the whole organisation. Essentially, we have so many changes to make in parallel that we need to ensure that we have a clear idea of the value of each of the things we are doing. We need to prioritise more clearly and create a good, firm management agenda for ourselves. VBM in our case, therefore, is about organising the company effectively with faster and better decision making.

A legacy of the geographic organisation is that we tend to have too many development centres, too widely far flung across the world. We need to reduce the number. We have too much maintenance of legacy systems. We need to shift the strength of investment to the systems we require to implement our vision in the future.

Another piece of the organisation is Internet channel marketing. This is a very important skill and we have to understand very well what the customer segmentation is in these new markets. We shall need to take all that on board if we are to succeed in what we want to do. You will see in this connection a separate announcement that we are creating a board position of Group Marketing Director, with this in mind.

Thus the Internet, in organisational terms, is giving an equal opportunity for us to structure ourselves for competitive advantage. We want to seize all these opportunities which do not all happen at once. These things will all take some time to achieve.

New venture with Equant (Slide)

We have announced the details of our proposed business with Equant: “Newco”, which we have not yet named. I want to dwell on the strategic points.

     Refer back to the value chain (Slide). We have a clear process from knowing to doing, let us say in Company A. We have the same clear process of knowing and doing in Company B. But Company A has to react with Company B for straight-through processing, for instance.

     The missing element here of great importance is communications. I said earlier the question regarding content and technology was a redundant question for us. We are both and it is indivisible. We are now looking to convergence and a situation in which we can say that the content, technology and communications are indivisible. Customers just cannot do all that they want to do in terms of straight-through processing or whatever else without a high-powered, guaranteed, secure extranet. They just cannot rely on the public Internet for that at this time – and nor for some time yet is my guess – but a secure digital network running Internet Protocol will, in our opinion, have great appeal.

     We already have lines running down to the entire financial community in something like 16,000 locations around the world. Why should customers only use these links to receive Reuters information? Why not all the other information that they wish to receive – not only to receive information but also to interact with other people in that network? That is the indivisible mix and convergence that we look for, the three elements of value that I have described – content, software and the communications parts down which they travel. That is my first macro point on the venture with Equant, but I have another one.

     The other point is about the conversion of our product line to Internet Protocol. Equant is a perfect partner for us in this venture, because they are almost all digital. Reuters is also all digital, but when we talk about a new business model we are talking about driving a totally IP-driven product structure down a digital network.

The reason this is important is the ‘thin’ client model is upon us. Some clients have such complexity in their activities that they require a great deal of software in their PCs, a huge amount of spaghetti on site; but for every one of those there are numerous clients who want to reduce their cost of ownership. They do not want complex configurations which they have to administer, and they are looking clearly to a server-driven ASP-type model in which the data they want comes delivered down the line, with the software which will display it, that unpacks and displays itself, thus greatly reducing the complexity of the customer’s attention to this terminal access point. It also reduces our costs of supporting it. So our eventual exploits with Equant and its drive to IP protocol will be a major part of this.

Reuters Financial Cost Savings (Slide)

This presents a summary of the impact of all this on our costs in the base business. We have a great deal of reorganisation to do. We are putting aside a sum of about £300 million over the next couple of years, savings will kick in, we estimate at £150 million a year, and there will be continuing ongoing costs which we normally expect, such as the cost of setting up Newco, a new venture or the cost of development internally. The long-term result will be a much more viable ability to grow margin.

Reuters Instinet (Slide)

What are the aims of Instinet? What is it all about? Its aim is totally original in its environment and it is also extremely close to the vision that we have of Reuters. Essentially it shares and complements our vision to help remodel financial markets all over the world. It has the critical mass to do that, as can be seen from the slide. Its business is going well; markets are up, volumes are up – not only in Nasdaq in the US but notably in Europe. In addition, in January for the first time we have started to see a resurgence in Asia and our volumes are double what they were a year ago. However, is all of this relying too much on businesses which are already there? How do we move on?

News from Instinet (Slide)

Instinet is essentially focusing here on three new, major capabilities which it needs to add to its quiver, the first of which is entering the US retail market. It needs to be in that market because it is generating increasing volumes and the unique offer that Instinet can make is that it is perfectly in tune with current market trends. The trend of the market now is essentially to connect the end consumer to the end point of liquidity. “Aunt Florence” can go to her PC keyboard and trade to the centre of the market now on a par with the major institutions – seeing the same prices. This is a revolutionary development and Instinet is sitting there with a huge liquidity pool, into which Auntie can inter-react. Not only that, but she can also inter-react with that liquidity pool when the market, such as Nasdaq or the New York Stock Exchange, is closed because Instinet has sizeable and deep liquidity after market hours. We therefore have an excellent prospect in retail and we will be launching retail services for Instinet by the middle of the year.

Another market that Instinet is aiming to tap is fixed income. In the race for transparency and technology conversion, fixed income is a laggard. Traders have traditionally preferred not to disclose price but the benefits of automation, straight-through-processing, are catching up with this market and it is rapidly coming to the point where technology solutions are needed desperately. We are going to provide one of these at the beginning of the first quarter, starting in New York where there is a long list of traders who are now behind the project and, following on fairly soon after that – again in the second quarter – in Europe. Similarly here, we have a list of adherents who have looked at our technology and realised that it is both fast and powerful. We have a clear technological edge in what we are doing against what is being done by anybody else who is currently out there in the market.

The third initiative: Instinet is positioning itself to provide solutions ahead of what we believe will be an upsurge in IPO activity in Europe. Instinet’s belief is that IPOs are not necessarily structured currently for the most transparent and efficient result, both from the point of view of the person owning the floated asset and that of some of the investors who want to get into some of those investments early. There is more value to be delivered to both of these categories by an open process, which is why Instinet invested in WR Hambrecht in the US last year. It has an unique electronic Dutch auction system for IPOs on which three IPOs have thus far been conducted. The news today is that we have an agreement with them to extend this service to Europe and we will own 60% of that venture.

All this is fairly ambitious and ambitions on this kind of scale need funding. Last year, we invested altogether $120 million, of which some $70 million hit Instinet’s P&L, another $50 million the balance sheet, in these branding, retail and fixed income initiatives. We cannot take the view that long-term growth of Instinet be constrained by P&L, though the market has correctly divined that we are considering a flotation here. However, we are ready to go no further than this at the moment.

Reuterspace (Slide)

Reuterspace is really a ‘breakthrough mission’ for this company, going to the individual and making money thereby. Effectively, this means that Reuters is no longer about the hundreds of thousands but about the tens of millions in customer terms. It is in Reuterspace that we have grouped all the assets that we need to achieve the breakthrough in that market. I have been with Reuters for 36 years now and the company has been in existence for 150 years, and I can never remember a time, nor have I read in any books of a time, at which Reuters decided to go after the individual market. It is not difficult to see why: without the Internet, the possibility was not there. The Internet just opens up a whole new door for us

There are two strands to this. I have already referred to the 65 million people who we believe will want to use the Internet to manage their wealth in places like the US, Europe and Japan. The other strand is the fast-developing business-to-business market. Here, again, we have the information which precedes a transaction, software that can seal it and the ability to create a community which will inter-react. Today I will concentrate on our immediate plans for a retail financial portal.

The Internet plays to our strengths (Slide)

We are one of the very few organisations with a real-time news service. The tyranny of deadlines is over just as the tyranny of distance is over. The tyranny involved in a wait for the seven, eight or nine o’clock news is over: people just want it when they want it and they want it where they want it, wherever they may be, and they want it now. That is what is happening to us. Of course, it means that they do not just want it when they are sitting in front of their PCs. They want to be alerted to anything in which they are interested even when they are doing something else somewhere else. That is the importance of mobile. You might almost believe the Internet was created for Reuters. It loves the short exposition of things, written clearly for screen, factual, true, all the things that we try to be. Because there is so much misleading information on the Internet, it also likes and favours the trusted brand, we believe.

That is why we have spent five or perhaps more years now building up that brand recognition. Experts now say that we are the biggest news supplier on the Internet. We have a multi-channel distribution policy in force and we will continue with that, which has now taken us to some 900 websites, including almost all the major websites. At the last count, we estimated that some 40 million-plus unique individuals are using our information every month and I would say from the information I receive that this figure is rising rapidly.

Just imagine the power of this distribution. Today we must now have at least a quarter of a billion page viewers. Imagine all these people having the opportunity to click back through a Reuters financial portal. We should not imagine that basic information will raise money on the Internet; we believe it will always be free.

The issue for us, which is of some interest, is that we have combination of value-added assets on top of the basic information as well and, therefore, we have the opportunity here to create added value, to differentiate our portal in a way that we believe few other people have.

E-commerce requirements (Slide)

This complicated slide contains the layout of some of the assets that I believe we bring to bear in this situation. Obviously people will be interested in their personal wealth, otherwise they would not be on the financial portal in the first place. They are also probably quite interested in their health and it is an interesting fact that Reuters now distributes its rather successful health news service to 180 websites. There is sports as well, there is politics, there is the well-known company news flow, in 23 languages, in different character sets. Japanese and Korean present no problem. We are not looking at a phenomenon of the English-speaking world. We are investing all over the world in setting up Internet units to tap fast-growing markets like Brazil or Japan.

It is not only the language or the characters but the form of looking at things. I believe there are probably only two global organisations, of which we are one, which have a complete mix of pictures, graphics, news and video. We can provide, and the technology is increasingly allowing us to provide, this news in all those formats linked together.

Where do we go from there? We can provide a rich news and information base to our browser but we can also give him specialist content perhaps to browse through an historical database of 5,000 publications to study the target of the investment. It may be to browse through a specialist database, like the TowerGroup specialising in IT, to look at investments in that area. It may be simply to see how mutual funds are performing against benchmark – and we do believe that the European Mutual Fund Market is about to take off in a big way. He can do that by looking at Lipper information. At the end of the day, he will want to transact, buy and sell stocks, perhaps even through Instinet, or some other broker to whom we are linked.

Even before Instinet retail arrives, however, I have to tell you that we are providing transaction software to e-brokers all over the US. The last time I looked at it, we were handling about 400,000 transactions a month for e-brokers.

Underlying all of this, there is the power of TIBCO technology to engineer and push the information out to the people who need it. Essentially, our assets here are rather like the value chain I described earlier. There is our ability to get people to know, in a very convenient, modern form, in real time, to analyse and to transact. We have the infrastructure that underpins that whole process and personalises it down to that user. That is why we will be successful in this venture. We will start to do something by mid-year, but of course there will be work in progress thereafter.

One law of the Internet is that you cannot succeed all on your own: you need partners. There are many we could make, but there are two we have selected as most important to us.

News from Reuterspace (Slide)

Today, we are announcing our venture with Multex. Multex is equity research on the Internet. Multex has done the job of taking what used to be narrowly disseminated, fax-driven, paper-driven research, out into the electronic world and giving a much broader access to the individual, in agreement and working with the provider of the research. There are 1.2 million members of that Multex club in the United States, and we are now becoming a member. We are joining up with Multex, and we want to create and help them to establish a similar powerful website for European research. We want to see the same success in Europe as there has been in the US.

The other essential characteristic, which I indicated earlier in Internet operations, to us is mobility. We shall be entering this venture with Aether because they have what is needed to be able to find people, move, let them transact from palm-top devices back to the broker. They provide the ability for the broker to take that transaction straight into the brokerage system – effectively doing the essential pieces that belong in an e-commerce package on the mobile device.

These things did not happen by accident. We have had a shareholding in Multex for some time, and we have had a shareholding in Aether for some time. In both cases, we started our business co-operation in other areas – with Multex, to distribute research into dealing rooms, and in the case of Aether to distribute a package of mobile information in the United States. Here, today, we have these partners that we need to add to the critical mass of what they, and we, are trying to achieve on the Internet for this bigger community.

Greenhouse Fund (Slide)

We have made many investments in the last five or so years in the Greenhouse Fund – very good ones – but that is not the only point. We went into this, and we are still into this, to accumulate the skills that we need to survive. We can do that, not by putting money behind start-ups only – usually, they can get money from many places – but by putting substance behind them. We are willing to let out our product – Yahoo! was the original classic case – be used to demonstrate the truth and effectiveness of a marketing proposition being propounded by a start-up company.

That is where they want us. We are prepared to be flexible and learn, while they need our products to demonstrate the truth of what they are selling to the consumer or the market. That remains true. The convenient point about this learning process is that it has been possible to do it and to make enormous gains at the same time, but the learning is what it is all about for us. We want to carry on that learning process and deepen it because the second challenge is the Business-to-Business (B2B) market. There is Business-to-Consumer (B2C) which is what we call the financial retail. B2B is there beckoning us as well. We want to accentuate the investment with e-commerce and make larger investments.

The chart shows we are focused on the infrastructure, although there is a growing number of e-commerce investments. Certainly the ones that have gone public have not included e-commerce to any great degree. We want to expand that area of activity, learn more and recently the Fund has appointed an expert on e-commerce, David Lockwood, from Goldman Sachs, and appointed advisors to lead us to a float. A float is what is needed to raise money to go further. We believe there is substantial value in the expertise we have built up, but strategically we are not doing this as a piece of financial engineering. We are doing it to drive on the Greenhouse to its next expanded stage, to make it bigger and also to learn more for ourselves.

Value considerations (Slide)

This chart shows what we have been saying today about the market value of our company. This chart provides some of the answers. Our quoted Internet investments are approaching £5 billion out of a total market capitalisation of £13 billion or so, (probably a bit more since recently). It only takes account of the quoted market value. A large part of the Greenhouse Fund, for example, is unquoted still. There are significant joint ventures we have such as Factiva, the joint venture with Dow Jones, which are unquoted.

We are seeing a forking of the ways quite clearly. In Reuters Financial we will focus on value-based management, manage for advantage businesses which are still healthy, still growing, generating cash, driving earnings and supplying the wherewithal for paying dividends.

At the same time on the other side, and unconstrained by P&L, we have to spend to get that land, and even if you make losses, the market will take the view, if you can convince them you are doing it well and right, that you are creating value because you have the ambition to go for bigger, new things. This is not a natural dividend business, it is a natural zero dividend business. It is a spend business, long term, but they are big targets and essentially unless we fork in these ways and develop the wonders of one way and the other, and we fearlessly invest in the land grab on the Internet on the other, we will not get where we want. We believe we have to do both things. The market will reward us, we believe and hope, for managing our base business well, it will also reward us for spending wisely, going out into new worlds on the Internet

REUTERS

REUTERS

Peter Job Chief Executive

Reuters in the Internet age 8th February 2000

Reuters vision

Reuters will make financial markets really work on the internet.

Electronic trading value chain

Reuters

Information

Screening

Analytics

Risk adjustment

Transactions

Clearing

Redefining our potential audience

	Audience size millions	Revenue growth potential	Brand development	Current reach	How

Professional	1.1	[UP ARROW]		|X|	Reuters
financial					network

Retail	65	[UP ARROW][UP ARROW]	[UP ARROW]	|X|	Internet/
financial					intranets

Consumers	125	[UP ARROW][UP ARROW]	[UP ARROW]	|X|	Internet
at work/
B2B market

Source: Reuters estimates of potential audience

Reuters structure
•	Reuters Financial: information, transaction and solution products for the global financial community

•	Reuters Instinet: complements Reuters vision to help remodel financial markets world-wide

•	Reuterspace: extending Reuters skills into new markets outside the financial sector

Reuters Financial	Reuters Financial

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1999 Results £Million

	Revenue	Contribution	EBITDA(1)
RTS	780	230	847
RI	1,619	253	—

Total	2,399	483	847

(1) EBITDA numbers include Reuterspace and RBB and exclude TSI and Instinet EBITDA. Divisional EBITDA is not published.

News from Reuters	Reuters Financial

•	New business model for the internet

—	Cross geographic boundaries

—	Low cost infrastructure

—	Products at more price points

—	Raise margins

Segment profitability	Reuters Financial

Product margin [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

High tier	75
Low tier	79

Note: taken from existing client case studies

News from Reuters	Reuters Financial

•	New business model for the internet

—	Cross geographic boundaries

—	Low cost infrastructure

—	Products at more price points

—	Raise margins

•	Expect 5-10% market growth in professional financial markets

From systems to solutions	Reuters Financial

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1999 results £ Million

Systems Revenue	£376m

•	Historically slowed down by EMU / Millennium

•	Double-digit compound annual growth forecast

Transactions - FX	Reuters Financial

[THE BAR CHART IN THE PRINTED MATERIAL REPRESENTS THE RELATIONSHIP BETWEEN WEEKLY D2000-1 CONVERSIONS (IN THOUSANDS) AND DAILY D2000-2 TRADES (IN THOUSANDS) IN THE PERIOD JULY 1999 - JANUARY 2000.]

Management and organisation	Reuters Financial

•	Simpler organisation

•	Reduce layers of management

•	Better visibility of business segments

•	Faster decision making

•	Focus development centres

•	Sharpen marketing skills for the internet

[DOWN ARROW]

•	Remodelling the cost base

New venture with Equant	Reuters Financial

Reuters  +  Equant  =  Newco

•	Creates communication business

•	Aids move to IP and reduced costs

Reuters Financial cost savings	Reuters Financial

To become an Internet company:

•	Costs over next four years of £500 million

•	Including one-off costs of £300 million over next two years

•	Resulting cost savings £150 million a year in 2002 (relative to 1999 cost base)

Reuters Instinet	Reuters Instinet

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1999 results £ Million

Revenue	£525m
Contribution	£129m
EBITDA	£164m

News from Instinet	Reuters Instinet

•	Investment plans of $130 million this year

—	Forthcoming entry to US retail market

—	New fixed income trading product

—	Joint venture serving market for IPOs

•	Strategic options including IPO under consideration

Reuterspace	Reuterspace

Reuterspace          B2C

Reuters Financial

Reuterspace          B2B

The internet plays to our strengths	Reuterspace

•	It brings the world to real-time

•	It demands facts from a trusted brand

•	Established presence on the Internet

[RIGHT ARROW]	Launch differentiated financial portal
	—	Unique assets
	—	User base in tens of millions

Reuterspace

E-commerce requirements

---------------------------------------------------------------------------------------------------
News              Wealth      Health       Sports        Politics     Economics   Multi-language
                                                                                  & character

---------------------------------------------------------------------------------------------------
Presentation      Figures     Text         Pictures      Video        Graphics

---------------------------------------------------------------------------------------------------
Added-value       Research    Opinion      Appraisal     Historical   Specialist    Mutual
                              & Advice                   database     database      credit

---------------------------------------------------------------------------------------------------

Applications      Trans-      Risk         Order         Account
                  actions     manage-      entry         overview
                              ment

---------------------------------------------------------------------------------------------------

Infrastructure    Security    ISP          Tibco         Person-      Enabling
                                           portal        alisation    mobile
                                           software      software     software
===================================================================================================

News from Reuterspace	Reuterspace

•	50/50 joint venture with Multex to establish service giving European private investors access to broker research and Reuters data

—	Target 2-3 million members in 2 years

—	Reuters investment $30 million

•	40/60 joint venture with Aether Systems to become major wireless application services provider to enterprises in Europe

—	Reuters investment $22 million plus relevant assets

Greenhouse fund	Reuterspace

----------------------------------------------------------------------
Segment       Private   Public      Names
----------------------------------------------------------------------
E-commerce        9        2        US Web, Sports.com
E-markets         4        1        Edgar Online
Mobile            1        1        phone.com
Navigation        6        3        Yahoo!, Go.com, Star Media
Performance       4        2        Persistence, Fantastic
Security          2        3        VeriSign, Intertrust, Digimarc
----------------------------------------------------------------------
[RIGHT ARROW] Larger investments

[RIGHT ARROW] More e-commerce investments

Note: Holdings as at 31/12/99

Value considerations

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]
	Reuters market capitalisation	Quoted market value
Tibco	£13.2172Bn	£3.6001Bn
Greenhouse	—	£0.4505Bn
Other	—	£0.2614Bn
Total	£13.2172Bn	£4.3Bn
All values as at 31/01/00. Tibco value shows Reuters share of the economic interest on a fully undiluted basis.

Reuters in the Internet age

8 February 2000

PRELIMINARY RESULTS

for the year ended 31 December 1999

Rob Rowley, Finance Director

Welcome to Reuters in the Internet age. Today we have announced a significant investment programme which I hope is going to propel us forward to be a major force in the Internet. You have seen us in the last decade returning significant sums of money to shareholders. In my time we have nearly returned £2 billion of cash to shareholders. This is not the phase that we are in today. We are in an investment phase, and I find it very exciting, as all my colleagues, because this is for what we have been working for the last five years. We have been progressively plotting how we could use the Internet and internet technologies to take Reuters on to the next stage and phase of its growth.

My role today is to talk about the figures and it has not been an easy role in the last 12-18 months, because we have been investing money in many new areas, we have been changing our business models and it has not been easy to understand and value Reuters. Today we hope we are making it much clearer and more straightforward for you to do that. I cannot pretend that it going to be easy because the number of ventures and partnerships that we get involved in tend to defy where the Accounting Standards Board seems to be taking accounting. That is our challenge.

Financial Highlights (Slide)

Revenue growth is up 4%. That is taking out the distorting effect of the Factiva joint venture from the middle of the year and the flotation of TIBCO Software, which meant that neither of those pieces of revenue has been in our results in the second half of the year. 1999 was always going to be a difficult year with the uncertain impact of the Millennium. Part of the difficulty of last year was that none of us knew quite how much impact it would have. However, the fourth quarter revenue growth was flat, and if some of the exceptional items are stripped out there was a little growth there.

Profit before tax was up 9% year on year. We have benefited from the accounted profit from TIBCO Software’s IPO. We also benefited from strong performance from the Greenhouse Fund in terms of additional realisations. Earnings per share were up 13%, benefiting from the strong PBT growth combined with a lower tax rate this year and a small reduction in the shares of issue.

Source and Use of Cash (Slide)

I need to comment on the level of cash generation in the year. We spent £80 million last year repurchasing our shares in one form or other, both for the Reuters Employee Share Ownership Trust to cover the Options 2000 programme, and we also bought some shares for cancellation in the second half of the year. We also saw a significant increase in the requirement for working capital from Instinet in the final quarter of the year. That was good news because the business was growing very strongly.

If we look behind that, we had lower capital expenditure for the year and lower tax payments. I said earlier in 1999 that we would have lower capital expenditure coming through in the year, and we achieved that.

Divisional Revenue (Slide)

This is the first year of this new divisional presentation of the numbers. We are looking at revenue growth for RI of 4% for the year. It was a challenging year with the effect of the Millennium, and the knock-on effect of the slowing down that we began to see towards the end of 1998 with the issues that we had seen in Asia and the slower benefits in the foreign exchange market.

In the Trading Systems division there was a decline of 8%. We have spoken before about foreign exchange and the slow-down that we have seen there. We have also talked about the impact of the Millennium. The Millennium has been much more significant for our once-off systems sales because our customers have been very reluctant to install significant new systems in the second half of the year. That was obviously affecting the numbers. It also led to a slightly atypical phasing of the business. More of the business last year was in the first half, less in the second half.

Instinet had 15% growth for the year – a strong performance. It looked a little less certain in the third quarter but we had a strong fourth quarter with international business continuing to do well and with the lower revenue per trade in the US coming through.

Ventures is now called “Reuterspace” – a name which was invented at Internet time. Ventures had a good year. It seemed to lose bits and gain bits, but I suppose that is the world that we are in. The Business Briefing business is now part of the Factiva joint venture which we established with Dow Jones. It is doing well. We divested ourselves of our medical properties at the end of last year in the practice management system but retained our interests in the health news area where we saw good growth last year. The stunning performance came from Reuters Media on the Internet where we saw 226% growth in revenue last year. We have had a pretty good start to this year as well.

Divisional Contribution (Slide)

What has this meant in contribution terms? A very good performance from Reuters Information in the year — up 52%. We saw there the benefits coming through of the cost savings that we have been talking about since the beginning of last year. We also saw an exceptional benefit from the renegotiation of the data deal that we had. This meant that the savings that we made there offset the money that we had to spend in that division last year on the Millennium. This means that we have arrived at the figure of 15 per cent margin somewhat sooner than we had originally envisaged.

If we look at RTS: I have already talked about what has been happening on the revenue front there, which has fed through into this performance. We made an investment last year in a company called Liberty, which has now become part of Reuters Intertrade. At the time, we said that we would need to spend money to bring this out into the marketplace – this is electronification of order routing. We have done that; we have invested the money and we are starting to see healthy increases in the volume of business going through that system. Looking forward, we hope to see good return on that investment.

If we look at Instinet: on the face of it, this has not been a good year from the contribution point of view. However, if you look behind that and at the levels of investment that we made in fixed income, in branding and in retail, Instinet had a good year. We saw some growth in the core business. Ventures show a 40 per cent improvement: I always have great difficulty in referring to improvements whilst still losing money but no doubt that is something to which I will have to become accustomed. We had a good performance, however.

I talked earlier on in 1999 about being able to make our media business profitable and we nearly achieved that this year. Reuters Media for the year as a whole nearly made a profit and my colleague in charge of this tells me that he thinks that he in fact made a profit in the fourth quarter. We had a strong performance from Ventures, therefore; we moved into new areas and made the sorts of investments and acquisitions that we want; but there is tremendous opportunity there going forward.

Operating Profit Growth over 1998 (Slide)

I will try to explain what has been happening at the operating profit level which, as you will see, was unchanged. Looking behind this, however, between Reuters Information, Reuters Trading Systems and Reuters Ventures, there was an improvement of over £50 million worth of profit. This was offset, however, by the investment in Instinet and by the fact that forward cover and revaluation was less favourable for us in 1999 than it had been in 1998. It should be remembered, however, that we made over £40 million on forward cover in that year and it was really not possible to replicate those sorts of gains in 1999 or in 2000 because rates of that kind were not available. It does show, though, what can be achieved if good cover is put in at the right places.

2000 and Beyond (Slide)

Moving at Internet speed into the future and beyond: what is this announcement about? How are we making it simpler for you? We are trying to put the activities together, to give coherence to what we are doing and make it easier for you to analyse the business. I received repeated requests in the second half of the year to split out the money that Reuters was investing in new areas. We have tried to go one further than that and to segment it in terms of where we think the value can be created for investors in the future.

The agenda for Reuters Financial, therefore, is profit; it is e-shaping and making investments quicker because there are big opportunities out there and we should be getting on with it. It is using the cash resources that we have always carefully looked after in the past, now that we can see the opportunity to use them. This is essentially a cash generating business.

Reuterspace is the opportunity to move Reuters into new space. We have the assets; we have far more assets than most of these Internet start-up companies, on which significant valuations are being placed. We have the resources of 17,000 people to help us in the promotion of these ideas. We ought to be able to create far more value for our shareholders in a far less risky way than going into the average start-up. To do this, however, we will have to invest money. We will have to take the view that we should be expanding the level of investment in Reuters Editorial to make it appropriate for the retail and the business-to-business space. We have the skill and the technology to do it. We just need to increase the level of investment. We need to be willing to take increased losses through associates as we go into ventures with Multex and with Aether. They are in the business of building market share quickly, not of making short-term profit and as our partners, we are going to have to take some of that pain in profit and loss terms early on.

In the case of Instinet, we have something of a hybrid. We have an organisation that has given strong profit generation throughout the whole of the 1990s but to capture the opportunities in the future it is moving into the world of electronic brokers. It has to be able to do the sorts of things that they do. It has to be able to invest in the development of its retail and its new businesses. This must be a good investment opportunity. So we will continue to invest in Instinet to take it to the right outcome.

In terms of the group overall, we have always had strong cash flow. We have been careful to husband that cash. Now we believe it is appropriate that we start to invest that. We are not starting from a position of significant debt, we have tremendous capacity. We have the ability to work with partners and we have the ability to raise money in a variety of forms in order to ensure that these investments that we make have the greatest chance of success.

We have put a dividend policy in place today which we believe will stand the test of time. It was not appropriate for us to carry on with a dividend policy based on earnings growth because, when you consolidate the results of these activities from these individual businesses, you do not come up with something on which you can base a dividend policy. The only sensible way for us to generate our dividend policy is to do it on the core business which is a strongly cash-generative business and will support dividends going forward in a very sound way. So we have changed the dividend policy to be based on RI and RTS, ie Reuters Financial, and we have set the minimum cover level that we want at 1.7, which is the level that we would have had from RI and RTS this year, and we have said that we will improve that cover as we go forward. We would like to get it up to two-times as we move forward but we have given you a sound basis for looking at Reuters as a combination of a market value creation and an earnings per share dividend business. So we march forward into an exciting new future.

REUTERS

REUTERS

Rob Rowley Finance Director

Financial Highlights for the twelve months to 31 December 1999

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Revenue	[UP ARROW] *4%
Profit before tax	[UP ARROW] 9%
Earnings per share	[UP ARROW] 13%

* Excluding RBB and TSI

Source and Use of Cash for the twelve months to 31 December 1999

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Inflow from sources of cash	£829m
Capex	£256m
Dividends paid	£207m
Tax paid	£167m
Acquisitions / Investments	£154m
Net interest paid	£1m
Net inflow	£44m

Divisional Revenue for the twelve months to 31 December 1999

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Growth at comparable exchange rates
RI	£1,619m	[UP ARROW] 4%
RTS	£780m	[DOWN ARROW] 8%
Instinet	£525m	[UP ARROW] 15%
Ventures	£157m	[UP ARROW] *14%
*Excluding Divestitures

Divisional Contribution for the twelve months to 31 December 1999

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Growth at comparable exchange rates
RI	£253m	[UP ARROW] 52%
RTS	£230m	[DOWN ARROW] 21%
RI/RTS	£483m	[UP ARROW] 6%
Instinet	£129m	[DOWN ARROW] 18%
Ventures	(£15m)	[UP ARROW] 40%

Operating Profit Growth over 1998 for the twelve months to 31 December 1999

Operating profit £549m - unchanged

Movements	£m
RI/RTS	+40
Ventures	+12
Instinet	-26	(+3)*
Forward cover/	-33
Revaluation
TSI/RBB	+8
* Excluding Retail / Fixed Income Investment

2000 and Beyond

Reuters	– Profit
Financial	– E-shaping
– Cash generator

Reuterspace	– Internet investment vehicle
– Market value creation
– Cash consumer

Instinet	– Profit but
– Moving to hybrid profit/value creation
– Continued investment

Cash Flow	– Cash re-investment in value creation
– Good financing capacity

Dividend	– New policy